[letterhead of Willkie Farr & Gallagher LLP]



VIA EDGAR
---------


December 9, 2008


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549
Attn:  Larry Spirgel
       Assistant Director

          Re:  Strayer Education, Inc.
               Form 10-K for the Fiscal Year ended December 31, 2007 Filed February 14, 2008 (the "2007 Form 10-K")
               File No. 0-21039
               ----------------



Dear Mr. Spirgel:

     I refer to the letter dated November 25, 2008 to Robert S. Silberman, Chairman of the Board and Chief Executive Officer of Strayer Education, Inc., regarding Strayer's 2007 Form 10-K referenced above. Strayer is actively working on its responses to the comments of the Staff raised in the letter and expects to submit its responses within the next two weeks, if not earlier.

     Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:  John Harrington (SEC)
     Paul Fischer (SEC)
     Mark C. Brown (Strayer)
     Gregory Ferenbach (Strayer)